Exhibit 99.1

                                                                 [LOGO] Celanese

                              Celanese AG          Frankfurter Str. 111
                              Investor Relations   D-61476 Kronberg
Investor Information


                                                   Abbas Kashani-Poor
                                                    Phone: +49 69 305 4073
                                                    Fax:+49 69 305 15091
August 31, 2004 - Report on the second              A.Kashani-Poor@Celanese.com
quarter 2004

                                                   Andrea Stine
                                                    Phone: +1 908 522 7784
                                                    Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com


                                                   Dirk Baltzer
Celanese's operating performance benefits           Phone: +49 69 305 18145
from improved business conditions and               Fax:+49 69 305 15091
efficiencies                                        D.Baltzer@Celanese.com


o Volume grows strongly in most segments

o Significantly lower insurance recoveries results in reduced operating profit

o Valuation allowance of E146 million on U.S. deferred tax asset burdens net earnings

o Earnings per share declines to a loss of E1.85


 Dear Shareholder,


     We were pleased that the strong volume growth we have seen since the beginning of the year continued through the second quarter. Our Chemical Products segment benefited from increased demand in Asia, especially China, while our Technical Polymers Ticona segment grew on new applications in the automotive, electrical/electronics, household goods, and medical markets and increased demand in both North America and Europe. The performance of our Ticona affiliates also reflected these improved business conditions, with our share of equity earnings more than doubling that of last year's second quarter. The overall economic environment, however, remains challenging due to higher raw material and energy costs, as well as some weaker pricing compared to the same period last year.

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Date: August 31, 2004                                          [LOGO] Celanese

     The stronger business conditions in the quarter were overshadowed by the recording of a valuation allowance of E146 million against deferred tax assets associated with our U.S. net operating loss ("NOL") carry forwards, which primarily contributed to a net loss of E91 million, or E1.85 per share compared to net earnings of E96 million, or E1.95 per share in the same period last year. Under U.S. tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carry forwards. In April, BCP Crystal Acquisition GmbH & Co. KG ("BCP Crystal"), a limited partnership controlled by a group of investment funds advised by The Blackstone Group, acquired 84.32% of Celanese shares. Although management has not yet fully completed its analysis of this limitation, management believes that it is unlikely that this deferred tax asset will be realized as a result of this limitation and other factors.

     Net sales of E1,020 million in the second quarter were flat compared to those in the same period last year. Volume increases were offset by reductions due to changes in the composition of our Chemical Products segment, unfavorable currency effects, resulting mainly from the stronger euro versus the U.S. dollar, and slightly lower pricing, driven by price declines in the Performance Products and Ticona segments.

Operating profit declined to E54 million in the second quarter of 2004 compared to E109 million in the same period last year. The second quarter of 2003 included E90 million of insurance recoveries related to the plumbing cases. Operating profit in the second quarter of 2004 benefited from higher volumes in the Ticona, Chemical Products and Performance Products segments, E18 million less in stock appreciation rights expense, and the absence of a loss from the European oxo business, which was transferred to a joint venture in the fourth quarter of 2003. Spending reductions and operational efficiencies in Acetate Products also benefited operating profit.

     Higher raw material and energy costs and slightly lower pricing reduced operating profit. Operating profit in the second quarter of 2004 also included E9 million of expenses associated with organization redesign projects.

     Earnings from continuing operations before tax and minority interests declined to E67 million compared to earnings of E144 million in the prior quarter last year, which included higher operating profit and E31 million of interest and other income from insurance companies, related to the plumbing cases, and the demutualization of an insurance provider. Equity in net earnings of affiliates more than doubled compared to the same quarter last year.

Page 3 of 24
Date: August 31, 2004                                          [LOGO] Celanese


     During the second quarter of 2004, we changed our inventory valuation method of accounting for our U.S. subsidiaries from last-in first-out ("LIFO") to first-in first-out ("FIFO"). This change will achieve a better matching of revenues and expenses. The FIFO method is now used to determine cost for all inventories of the company except for stores and supplies, which are mostly valued using the average cost method. Information throughout this investor release has been restated for all periods presented to reflect this change (see Basis of Presentation below).

     At the end of July, shareholders at an extraordinary general meeting approved the domination and profit and loss transfer agreement and the change in the fiscal year to begin on October 1, 2004. The agreement will allow BCP Crystal to have additional rights to control management and to share in the profits and losses of Celanese AG. The agreement is expected to become effective on October 1, 2004.

     As part of the domination and profit and loss transfer agreement, BCP Crystal will offer cash compensation to minority shareholders to purchase their shares for E41.92 per registered share. Following the effectiveness of the agreement, shareholders may accept this offer from the beginning of the new fiscal year. The agreement gives shareholders at least three months to accept the offer. Those shareholders who wish to retain their shares in Celanese AG are entitled to a guaranteed cash dividend of E2.89 per registered share for each full fiscal year. Pursuant to a resolution approved by shareholders at the Annual General Meeting on June 15, a dividend of E0.12 was authorized and paid for the year 2003.

     Subsequent to the domination and profit and loss transfer agreement becoming effective, BCP Crystal intends to effect the sale of Celanese AG's shares of its wholly owned subsidiary, Celanese Americas Corporation ("CAC"), to BCP Caylux Holdings Luxembourg S.C.A. ("Caylux"), a legal entity controlled by a group of investment funds advised by The Blackstone Group, for a note in an amount to be determined in accordance with at-arms-length principles. For the year ended December 31, 2003, CAC had net sales, on a stand-alone basis, of approximately E2.5 billion.

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Date: August 31, 2004                                          [LOGO] Celanese

     Basis of Presentation

     During the second quarter of 2004, we changed our inventory valuation method of accounting of our U.S. subsidiaries from LIFO to FIFO. This change will achieve a better matching of revenues and expenses. The FIFO method is now used to determine cost for all inventories of Celanese except for stores and supplies, which are mostly valued using the average cost method. Information throughout this investor release has been restated for all periods presented to reflect this change. The effect of this change on reported net earnings (loss) and earnings per share for the three and six months ended June 30, 2004 and 2003 is as follows:


 in E millions                                     Q2 2004     Q2 2003     6M 2004   6M 2003
=============================================================================================
Net earnings (loss) prior to restatement              (91)         97         (37)      147
Change in inventory valuation method                    0          (1)         14         0
Income tax effect of change                             0           0          (5)        0
                                                  -------------------------------------------
Net earnings (loss) as restated                       (91)         96         (28)      147
=============================================================================================

Basic earnings per share (1):
Prior to restatement                                (1.85)       1.97       (0.75)     2.97
Change in inventory valuation method, net of tax    (0.00)      (0.02)       0.18      0.00
                                                  -------------------------------------------
As restated                                         (1.85)       1.95       (0.57)     2.97
=============================================================================================

(1) Per-share data are based on weighted average shares outstanding in each period

     On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of E10 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

     Discontinued Operations: Celanese divested its nylon business (formerly in the Ticona segment) in the fourth quarter of 2003 and the acrylates business (formerly in the Chemical Intermediates segment) in the first quarter of 2004. The results of these divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

     Resegmentation: In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change in how the company manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement expenses associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

     Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, including the change in inventory valuation method, have not been audited and are based on internal financial data furnished to management. Quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

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Date: August 31, 2004                                          [LOGO] Celanese

     Reconciliation of Non-GAAP Measures: In an effort to provide investors with additional information regarding the company's results as determined by GAAP, Celanese also discloses trade working capital and net debt, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined, using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

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Date: August 31, 2004                                          [LOGO] Celanese



Financial Highlights(1)

Statement of Operations Data:                                              Chg.
in E millions                                        Q2 2004    Q2 2003    in %    6M 2004    6M 2003
======================================================================================================
Net sales                                             1,020       1,027      -1     2,015       2,087
Special charges                                          (4)         80    n.m.       (26)         79
Operating profit                                         54         109     -50        96         176
Earnings from continuing operations before tax
 and minority interests                                  67         144     -53       131         232
Earnings (loss) from continuing operations              (90)         96    n.m.       (46)        155
Earnings (loss) from discontinued operations             (1)          0    n.m.        18          (7)
Net earnings (loss)                                     (91)         96    n.m.       (28)        147
Basic earnings per share (EPS in E)(2):
 Earnings (loss) from continuing operations           (1.82)       1.95    n.m.     (0.93)       3.13
 Earnings (loss) from discontinued operations         (0.03)       0.00    n.m.      0.36       (0.14)
 Net earnings (loss)                                  (1.85)       1.95    n.m.     (0.57)       2.97
Basic average shares outstanding (thousands)         49,321      49,330       0    49,321      49,573
------------------------------------------------------------------------------------------------------


Balance Sheet Data:                                  Jun 30       Dec 31      Chg.
in E millions                                          2004         2003      in %
-----------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates     647          571        13
Plus: Inventories                                       422          404         4
Less: Trade payables - third party and affiliates       454          468        -3
-------------------------------------------------------------------------
Trade working capital                                   615          507        21

Short-term borrowings and current installments of
 long-term debt                                         142          117        21
Plus: Long-term debt                                    497          387        28
-------------------------------------------------------------------------
Total debt                                              639          504        27
Less: Cash and cash equivalents                         145          117        24
-------------------------------------------------------------------------
Net debt                                                494          387        28

Total assets                                          5,332        5,395        -1
Shareholders' equity                                  2,041        2,044         0
===================================================================================


Other Data:                                                                  Chg.
in E millions                                        Q2 2004      Q2 2003    in %      6M 2004    6M 2003
==========================================================================================================
Operating margin(3)                                     5.3%        10.6%                 4.8%       8.4%
Earnings from continuing operations before tax
 and minority interests as a percentage of net sales    6.6%        14.0%                 6.5%      11.1%
Depreciation and amortization expense                     58           65     -11          116        131
Capital expenditures                                      42           38      11           77         76
Number of employees on a continuing basis
 (end of period) in thousands                            9.3         10.1      -8          9.3       10.1
==========================================================================================================

(1) Refer to "Basis of Presentation"
(2) Per-share data are based on weighted average shares outstanding in each period
(3) Defined as operating profit as a % of net sales n.m. = not meaningful

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Date: August 31, 2004                                          [LOGO] Celanese

Consolidated Statements of Operations


                                                                          Chg.
in E millions                                       Q2 2004    Q2 2003    in %       6M 2004     6M 2003
=========================================================================================================
Net sales                                            1,020      1,027       -1        2,015       2,087
 Cost of sales                                        (839)      (862)      -3       (1,641)     (1,733)
-----------------------------------------------------------------------           -----------------------
Gross profit                                           181        165       10          374         354

 Selling, general and administrative expense          (105)      (114)      -8         (215)       (216)
 Research and development expense                      (18)       (21)     -14          (37)        (39)
 Special charges                                        (4)        80     n.m.          (26)         79
 Foreign exchange loss                                   0         (1)    -100            0          (2)
 Gain on disposition of assets                           0          0        0            0           0
-----------------------------------------------------------------------           -----------------------
Operating profit                                        54        109      -50           96         176

 Equity in net earnings of affiliates                   15          7     >100           24          17
 Interest expense                                      (12)       (11)       9          (17)        (22)
 Interest income                                         6         21      -71           10          26
 Other income, net                                       4         18      -78           18          35
-----------------------------------------------------------------------           -----------------------
Earnings from continuing operations
 before tax and minority interests                      67        144      -53          131         232

 Income tax provision                                 (157)       (48)    >100         (177)        (77)
-----------------------------------------------------------------------           -----------------------
Earnings (loss) from continuing operations
 before minority interests                             (90)        96     n.m.          (46)        155

 Minority interests                                      0          0        0            0           0
-----------------------------------------------------------------------           -----------------------
Earnings (loss) from continuing operations             (90)        96     n.m.          (46)        155

 Earnings (loss) from operation of discontinued
  operations (including gain on disposal of
  discontinued operations)                              (1)         0     n.m.            6         (10)
 Related income tax benefit                              0          0        0           12           3
-----------------------------------------------------------------------           -----------------------
 Earnings (loss) from discontinued operations           (1)         0     n.m.           18          (7)
 Cumulative effect of changes in acct. principles(1)     0          0        0            0          (1)
-----------------------------------------------------------------------           -----------------------
Net earnings (loss)                                    (91)        96     n.m.          (28)       (147)
=========================================================================================================


Earnings (loss) per Share (EPS)(2)


                                                                          Chg.
in E                                               Q2 2004     Q2 2003    in %       6M 2004      6M 2003
==========================================================================================================
Basic EPS:
Earnings from continuing operations                  (1.82)       1.95    n.m.        (0.93)        3.13
Earnings (loss) from discontinued operations         (0.03)       0.00    n.m.         0.36        (0.14)
Cum. effect of changes in accounting principles(1)    0.00        0.00       0         0.00        (0.02)
-----------------------------------------------------------------------           ------------------------
Net earnings                                         (1.85)       1.95    n.m.        (0.57)        2.97
Basic average shares outstanding (thousands)        49,321      49,330       0       49,321       49,573
==========================================================================================================

(1) Refer to "Basis of Presentation"
(2) Per-share data are based on weighted average shares outstanding in each period n.m. = not meaningful

 Page: 8 of 24
 Date: August 31, 2004                                         [LOGO] Celanese



     In the second quarter of 2004, net sales remained relatively flat at E1,020 million compared to E1,027 million for the same period in 2003. Volume increases (+9%), primarily in the Chemical Products and Ticona segments, were offset by reductions due to changes in the composition of our Chemical Products segment (-5%), unfavorable currency effects (-3%) resulting mainly from the stronger euro versus the U.S. dollar and slightly lower pricing (-1%), due to price declines in the Performance Products and Ticona segments.

     Cost of sales decreased by E23 million to E839 million in the second quarter 2004 versus the comparable period last year. Higher raw material costs were offset by decreases due to changes in the composition of our Chemical Products segment, favorable currency effects and lower expense associated with loss reserves from the captive insurance companies.

     Selling, general and administrative expense decreased by E9 million to E105 million in the quarter. This decrease was primarily due to lower expense of E17 million for stock appreciation rights and favorable currency movements, partially offset by lower commission income of a procurement subsidiary.

     Special charges decreased to expense of E4 million for the second quarter of 2004 from income of E80 million in the same period last year. This decrease primarily reflects prior year insurance recoveries related to the plumbing cases.

     Operating profit declined to E54 million in the second quarter of 2004 compared to E109 million from the same period last year, which included E90 million of insurance recoveries related to the plumbing cases. Operating profit benefited from higher volumes in the Ticona, Chemical Products and Performance Products segments, E18 million less in stock appreciation rights expense, the absence of a loss from the European oxo business, and spending reductions and operational efficiencies in Acetate Products.

     Higher raw material and energy costs and slightly lower pricing reduced operating profit. Operating profit in the second quarter of 2004 also included E9 million of expenses associated with organization redesign projects.

     Equity in net earnings of affiliates rose by E8 million to E15 million in the quarter. This increase primarily represents improved equity earnings from Ticona's investments, Polyplastics and Fortron Industries, due to increased sales volumes.

     In the second quarter, interest income decreased by E15 million to E6 million compared to the prior year, primarily due to significantly lower interest income associated with insurance recoveries.

 Page: 9 of 24
 Date: August 31, 2004                                         [LOGO] Celanese


     Other income, net decreased by E14 million to E4 million compared to the same period last year. The second of quarter of 2003 included E16 million of income from the demutualization of an insurance provider. Dividend income from investments in the second quarter of 2004 accounted for under the cost method remained flat at E6 million.

     Celanese recorded tax expense of E157 million for the second quarter of 2004. This E157 million consists of a E146 million valuation allowance against deferred tax assets associated with our U.S. NOL carry forwards, as of the acquisition date, and income tax expense of E20 million based on a projected annual effective tax rate of 30%. These expenses were slightly offset by favorable tax audit settlements in non-U.S. jurisdictions. For the same period in 2003, Celanese recognized E48 million of tax expense based on a projected annual effective tax rate of 33%.

     The net loss for the period was E91 million, or E1.85 per share, compared to net earnings of E96 million, or E1.95 per share, in the same period last year.

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Date: August 31, 2004                                          [LOGO] Celanese


Consolidated Balance Sheets

                                                                   Jun 30             Dec 31
in E millions                                                        2004               2003
=============================================================================================
ASSETS
Current Assets:
 Cash and cash equivalents                                           145                117
 Receivables, net:
  Trade receivables, net - third party and affiliates                647                571
  Other receivables                                                  488                466
 Inventories                                                         422                404
 Deferred income taxes                                                50                 53
 Other assets                                                         12                 41
 Assets of discontinued operations                                    12                130
---------------------------------------------------------------------------------------------
Total current assets                                               1,776              1,782

 Investments                                                         460                444
 Property, plant and equipment, net                                1,336              1,354
 Deferred income taxes                                               374                480
 Other assets                                                        486                458
 Intangible assets, net                                              900                877
---------------------------------------------------------------------------------------------
Total assets                                                       5,332              5,395
---------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings and current
  installments of long-term debt                                     142                117
 Accounts payable and accrued liabilities:
  Trade payables - third party and affiliates                        454                468
  Other current liabilities                                          593                727
 Deferred income taxes                                                 8                 15
 Income taxes payable                                                257                211
 Liabilities of discontinued operations                               11                 24
---------------------------------------------------------------------------------------------
Total current liabilities                                          1,465              1,562

 Long-term debt                                                      497                387
 Deferred income taxes                                                78                 79
 Benefit obligations                                                 854                922
 Other liabilities                                                   372                387
 Minority interests                                                   25                 14
 Shareholders' equity:
  Common stock                                                       140                140
  Additional paid-in capital                                       2,543              2,540
  Retained deficit                                                   (54)               (20)
  Accumulated other comprehensive loss                              (470)              (498)
  Treasury stock at cost                                            (118)              (118)
---------------------------------------------------------------------------------------------
 Shareholders' equity                                              2,041              2,044
---------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         5,332              5,395
=============================================================================================

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Date: August 31, 2004                                          [LOGO] Celanese


     A significant amount of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions increased due to foreign exchange translation, as the U.S. dollar strengthened against the euro by 4% in the first six months of 2004.

     Net deferred tax assets decreased by E101 million to E338 million as of June 30, 2004 compared to December 31, 2003. This decrease is primarily the result of a valuation allowance associated with our U.S. NOL carry forwards, as of the acquisition date. Celanese is evaluating whether the acquisition will also affect other deferred tax assets other than the U.S. NOL carry forwards.

     Trade working capital increased by 21% to E615 million, as higher trade receivables resulted from stronger sales during the second quarter of 2004 compared to the fourth quarter of 2003. Inventory and trade payables remained relatively flat.

     Net debt increased by 28% to E494 million,as higher borrowings were used primarily for the prefunding of benefit obligations and higher working capital. Proceeds from the sale of the acrylates business partially offset higher borrowings. Total debt includes E295 million due to Caylux, of which E2 million is due within one year.

     Benefit obligations decreased by E68 million to E854 million in the second quarter of 2004. This decrease is primarily due to E111 million of contributions, of which E85 million related to the German pension plans and E26 million related to the U.S. Qualified pension plan, as well as benefit payments. This decrease was partially offset by unfavorable currency movements and pension expenses.

     As of June 30, 2004, Celanese had approximately 25,000 stock appreciation rights outstanding. There were 3.1 million stock appreciation rights exercised during the first six months of 2004. Payments in 2004 related to the exercise of stock appreciation rights amounted to E48 million.

     There were 49,321,468 shares outstanding as of June 30, 2004, unchanged from December 31, 2003. As of June 30, 2004, Celanese had 1,117,650 stock options outstanding. Expense associated with stock options was approximately E2 million and E3 million in the first six months of 2004 and 2003, respectively.

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Date: August 31, 2004                                          [LOGO] Celanese


Consolidated Statements of Shareholders' Equity

                                                                                        Accum-
                                                                                        ulated
                                                                                        Other
                                                              Addi-                    Compre-                   Total
                                                              tional       Retained    hensive                  Share-
                                                Common       Paid-in-      Earnings    Income     Treasury     holders'
in  E  millions                                  Stock       Capital      (Deficit)    (Loss)      Stock        Equity
========================================================================================================================
Balance at December 31, 2002                       140          2,496          (130)      (402)       (104)      2,000

Comprehensive income (loss), net of tax:
  Net earnings                                                                  147                                147
  Other comprehensive income (loss):
    Unrealized gain on securities                                                            6                       6
    Foreign currency translation                                                           (33)                    (33)
    Unrealized gain on derivative contracts                                                  3                       3
                                                                                      ----------              ----------
    Other comprehensive loss                                                               (24)                    (24)
                                                                                                              ----------
Comprehensive income                                                                                               123
Dividends (E0.44 per share)                                                     (22)                               (22)
Amortization of deferred compensation                               3                                                3
Indemnification of demerger liability                               8                                                8
Purchase of treasury stock                                                                             (14)        (14)
------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2003                           140          2,507            (5)      (426)       (118)      2,098

Comprehensive income (loss), net of tax:
  Net loss                                                                      (15)                               (15)
  Other comprehensive income (loss):
    Unrealized loss on securities                                                           (3)                     (3)
    Foreign currency translation                                                           (81)                    (81)
    Additional minimum pension liability                                                    10                      10
    Unrealized gain on derivative contracts                                                  2                       2
                                                                                      ----------              ----------
    Other comprehensive loss                                                               (72)                    (72)
                                                                                                              ----------
Comprehensive loss                                                                                                 (87)
Amortization of deferred compensation                               2                                                2
Indemnification of demerger liability                              31                                               31
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                       140          2,540           (20)      (498)       (118)      2,044

Comprehensive income (loss), net of tax:
  Net loss                                                                      (28)                               (28)
  Other comprehensive income (loss):
    Unrealized loss on securities                                                           (2)                     (2)
    Foreign currency translation                                                            27                      27
    Unrealized gain on derivative contracts                                                  3                       3
                                                                                      ----------              ----------
    Other comprehensive income                                                              28                      28
                                                                                                              ----------
Comprehensive income
Dividends (E0.12 per share)                                                      (6)                                (6)
Amortization of deferred compensation                               2                                                2
Indemnification of demerger liability                               1                                                1
------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2004                           140          2,543           (54)      (470)       (118)      2,041
========================================================================================================================

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Date: August 31, 2004                                          [LOGO] Celanese


Consolidated Statements of Cash Flows

in E millions                                                                6M 2004         6M 2003
=====================================================================================================
Operating activities of continuing operations:
 Net earnings (loss)                                                            (28)            147
 (Earnings) loss from discontinued operations, net                              (18)              7
 Cumulative effect of changes in accounting principles                            0               1
Adjustments to reconcile net earnings (loss) to net cash
 (used in) provided by operating activities:
 Special charges, net of amounts used                                             4            (110)
 Stock-based compensation                                                         3               5
 Depreciation and amortization                                                  116             131
 Change in equity of affiliates                                                  (7)              0
 Deferred income taxes                                                          131              39
 Gain on disposition of assets, net                                               0              (4)
 (Gain) loss on foreign currency                                                (25)             77
 Changes in operating assets and liabilities:
  Trade receivables, net - third party and affiliates                           (64)            (61)
  Other receivables                                                             (60)             60
  Inventories                                                                    (8)            (37)
  Trade payables - third party and affiliates                                   (23)            (33)
  Other liabilities                                                            (216)           (102)
Income taxes payable                                                             41             (71)
Other, net                                                                       17              14
-----------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                            (137)             63

Investing activities of continuing operations:
 Capital expenditures on property plant and equipment                           (77)            (76)
 Acquisitions of businesses and purchases of investments                          0              (6)
 Proceeds on sales of assets                                                      1               6
 Proceeds from disposal of discontinued operations                              111               0
 Proceeds from sale of marketable securities                                     56              72
 Purchases of marketable securities                                             (57)            (84)
 Other, net                                                                       0              (4)
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                              34             (92)

Page: 14 of 24
Date: August 31, 2004                                          [LOGO] Celanese


Financing activities of continuing operations:
 Short-term borrowings, net                                          (6)               84
 Proceeds from long-term debt                                       298                 0
 Payments of long-term debt                                        (168)              (90)
 Purchase of treasury stock                                           0               (14)
 Dividend payments                                                   (6)              (22)
 Issuance of preferred stock by a subsidiary                         12                 0
-------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 130               (42)


 Exchange rate effects on cash                                        1                (4)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 28               (75)

Cash and cash equivalents at beginning of year                      117               118
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                          145                43
-------------------------------------------------------------------------------------------

Net cash provided by (used in) discontinued operations:
 Operating activities                                              (111)                1
 Investing activities                                               111                (1)
-------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations                0                 0
===========================================================================================

     Cash flow from operating activities decreased to a cash outflow of E137 million for the first half of 2004 compared to a cash inflow of E63 million for the same period in 2003. This decrease primarily results from the payment of a E76 million obligation to a third party in the first quarter of 2004, as well as payments of E48 million associated with the exercising of stock appreciation rights. Additionally, pension contributions increased by E52 million to E111 million compared to the same period last year. These factors were partly offset by a decline in payments associated with income taxes, bonuses and restructuring as well as lower cash consumed through changes in trade working capital. The hedging of foreign currency net receivables, primarily intercompany, resulted in a E21 million loss, which partially offset gains from favorable currency effects of E25 million. Due to the timing of contract settlements, currency hedging contracts resulted in a E8 million cash inflow in 2004 compared to E141 million cash inflow in 2003.

     Net cash from investing activities increased to an inflow of E34 million for the first half of 2004 compared to a cash outflow of E92 million for the same period in 2003. The increased cash inflow primarily resulted from the receipt of E111 million associated with the sale of the acrylates business in the first quarter as well as lower net purchases of marketable securities.

     Net cash from financing activities increased to an inflow of E130 million in the first half of 2004 compared to a cash outflow of E42 million for the same period in 2003. The increased cash inflow primarily reflects E130 million of higher net proceeds from borrowings, proceeds of E12 million from the issuance of preferred stock by a subsidiary as well as lower dividend payments of E16 million. In the first half of 2003, Celanese purchased E14 million of treasury stock.

Page: 15 of 24
Date: August 31, 2004                                         [LOGO] Celanese

     In connection with the BCP Crystal acquisition of the majority of Celanese shares, CAC became a party to senior credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders.

     CAC and Caylux have entered into loan agreements whereby Caylux has agreed to lend most of the proceeds from borrowings under a term loan facility to CAC in the aggregate amount of $456 million (E375 million) and E125 million, with a maturity of seven years. The interest rate with respect to the loans made under the loan agreements is the same as the interest rate with respect to the loans under Caylux's term loan facility plus three basis points.

     CAC borrowed E298 million under the above mentioned term loan facility and repaid E145 million of its bank debt, scheduled to mature in 2005 and 2008. Of the E298 million borrowed, E85 million was used to prefund certain German pension plans and $54 million was earmarked to prefund certain U.S. benefit obligations.

     In addition, CAC has direct access to credit facilities to fund its working capital requirements, capital expenditures and other general corporate needs. These credit facilities consist of an approximate $380 million (E313 million) revolving credit facility and a $228 million (E187 million) credit-linked revolving facility, both with maturities of five years. As of June 30, 2004, there were no amounts outstanding under the revolving credit facility and $182 million (E150 million) of letters of credit were issued under the credit-linked revolving facility.

     Celanese cancelled its commercial paper program, all its related backup bank facilities and revolving credit lines and is renegotiating its $120 million (E99 million) trade receivable securitization program, which is currently not available.

     Based on Celanese's current financial situation and industry conditions, Celanese believes the funding generated from operations and from its access to the senior credit facilities will be sufficient to satisfy its capital expenditures, investments and working capital requirements for the foreseeable future.

Page: 16 of 24
Date: August 31, 2004                                         [LOGO] Celanese

Factors Affecting Second Quarter 2004 Segment Sales Compared to Second Quarter 2003


in percent                  Volume        Price      Currency       Other       Total
======================================================================================
 Chemical Products              10            0            -3          -8          -1
 Acetate Products               -1            1            -5           0          -5
 Technical Polymers Ticona      14           -5            -3           0           6
 Performance Products            6          -16             0           0         -10
--------------------------------------------------------------------------------------
 Segment total                   9           -1            -3          -5           0
======================================================================================

Factors Affecting Six Months 2004 Segment Sales Compared to Six Months 2003


in percent                  Volume        Price      Currency       Other       Total
======================================================================================
 Chemical Products               7            3            -9          -6          -5
 Acetate Products                9            0           -10           0          -1
 Technical Polymers Ticona      13           -5            -5           0           3
 Performance Products            7          -14            -2           0          -9
--------------------------------------------------------------------------------------
 Segment total                   8            1            -8          -4          -3
======================================================================================

Page: 17 of 24                                                  [LOGO] Celanese
Date: August 31, 2004


Net Sales

                                                            Chg.
in E millions                         Q2 2004   Q2 2003      in %      6M 2004   6M 2003
=========================================================================================
 Chemical Products                       671       675         -1       1,326     1,390
 Acetate Products                        144       151         -5         281       284
 Technical Polymers Ticona               182       171          6         364       354
 Performance Products                     38        42        -10          73        80
--------------------------------------------------------             ---------------------
Segment total                          1,035     1,039          0       2,044     2,108
 Other activities                          8        10        -20          17        20
 Intersegment eliminations               (23)      (22)         5         (46)      (41)
--------------------------------------------------------             ---------------------
Total                                  1,020     1,027         -1       2,015     2,087
==========================================================================================


Operating Profit (Loss)

                                                             Chg.
in E millions                        Q2 2004     Q2 2003     in %     6M 2004     6M 2003
==========================================================================================
 Chemical Products                       36          40       -10         88          88
 Acetate Products                         9           5        80         16           7
 Technical Polymers Ticona               21          97       -78         46         115
 Performance Products                    12           2      >100         21          13
--------------------------------------------------------            ----------------------
Segment total                            78         144       -46        171         223
 Other activities                       (24)        (35)      -31        (75)        (47)
--------------------------------------------------------            ----------------------
 Total                                   54         109       -50         96         176
==========================================================================================



Special Charges in Operating(Loss)

                                                              Chg.
in E millions                        Q2 2004    Q2 2003       in %   6M 2004   6M 2003
=======================================================================================
 Chemical Products                       (3)         2        n.m.       (4)        1
 Acetate Products                        (1)         0        n.m.       (1)        0
 Technical Polymers Ticona                1         88         -99        0        88
 Performance Products                     0        (10)       -100        0       (10)
--------------------------------------------------------              -----------------
Segment total                            (3)        80        n.m.       (5)       79
 Other activities                        (1)         0        n.m.      (21)        0
--------------------------------------------------------              -----------------
Total                                    (4)        80        n.m.      (26)       79
=======================================================================================

Depreciation and Amortization Expense

                                                            Chg.
in E millions                       Q2 2004     Q2 2003     in %      6M 2004  6M 2003
=======================================================================================
 Chemical Products                      32          36       -11          63       72
 Acetate Products                       11          13       -15          22       25
 Technical Polymers Ticona              13          13         0          26       27
 Performance Products                    1           1         0           2        3
-------------------------------------------------------              ------------------
Segment total                           57          63       -10         113      127
 Other activities                        1           2       -50           3        4
-------------------------------------------------------              ------------------
Total                                   58          65       -11         116      131
=======================================================================================


Page: 18 of 24
Date: August 31, 2004                                          [LOGO] Celanese

Earnings (Loss) from Continuing Operations Before Tax and Minority Interests

                                                       Chg.
in E millions                    Q2 2004   Q2 2003     in %    6M 2004  6M 2003
================================================================================
Chemical Products                    36        39         -8        94      102
Acetate Products                     12         9         33        19       11
Technical Polymers Ticona            33       118        -72        70      144
Performance Products                 11         2       >100        20       13
---------------------------------------------------           ------------------
Segment total                        92       168        -45       203      270
 Other activities                   (25)      (24)         4       (72)     (38)
---------------------------------------------------           ------------------
Total                                67       144        -53       131      232
================================================================================

Stock Appreciation Rights Expense

                                                        Chg.
in E millions                    Q2 2004   Q2 2003      in %   6M 2004  6M 2003
================================================================================
Chemical Products                     0        (5)      -100        0       (1)
Acetate Products                     (1)       (1)         0       (1)       0
Technical Polymers Ticona             0        (5)      -100        0        0
Performance Products                  0         0          0        0        0
---------------------------------------------------            -----------------
Segment total                        (1)      (11)       -91       (1)      (1)
 Other activities                     0        (8)      -100        0       (1)
---------------------------------------------------            -----------------
Total                                (1)      (19)       -95       (1)      (2)
================================================================================


Capital Expenditures

                                                       Chg.
in E millions                   Q2 2004    Q2 2003     in %    6M 2004  6M 2003
================================================================================
Chemical Products                   14         18       -22       26       41
Acetate Products                    11          8        38       18       14
Technical Polymers Ticona           16         11        45       31       19
Performance Products                 1          1         0        1        1
--------------------------------------------------         ---------------------
Segment total                       42         38        11       76       75
 Other activities                    0          0         0        1        1
--------------------------------------------------         ---------------------
Total                               42         38        11       77       76
================================================================================



Additional Information

                                                      Chg.
                             Q2 2004    Q2 2003       in %    6M 2004   6M 2003
================================================================================
Exchange rates (E/$):
 Period ending rate           0.8227     0.8751         -6     0.8227    0.8751
 Average rate                 0.8301     0.8793         -6     0.8148    0.9050
================================================================================

Page: 19 of 24
Date: August 31, 2004                                          [LOGO] Celanese


Chemical Products
                                                                                    Chg.
in E millions                                               Q2 2004      Q2 2003    in %       6M 2004   6M 2003
=================================================================================================================
Net sales                                                      671          675       -1        1,326     1,390
Operating profit                                                36           40      -10           88        88
Operating margin                                              5.4%         5.9%                  6.6%      6.3%
Special charges                                                 (3)           2     n.m.           (4)        1
Earnings from continuing operations before tax
 and minority interests                                         36           39       -8           94       102
Depreciation and amortization                                   32           36      -11           63        72
Capital expenditures                                            14           18      -22           26        41
=================================================================================================================

     Chemical Products' net  sales of  E671  million in the  second quarter of
2004 decreased  slightly  from   E675  million  in  the  same  period  last
year as increased volumes (+10%) were offset by changes in the composition of the segment (-8%) as well as unfavorable currency movements (-3%). Pricing remained flat overall.

     The changes in the composition of the segment consists of the effects of the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 (-5%) and a contract manufacturing arrangement under which certain acrylates products now are being sold (-3%). The margin realized under the contract manufacturing agreement is reported in net sales.

     Volumes rose for major chemical products, particularly vinyl acetate monomer, which increased in Asia and Europe due to stronger global demand and a competitor outage in Europe. Acetic acid volumes increased in Asia, primarily China, while volumes for the European emulsions business were higher.

     Overall pricing remained flat, as the increase in vinyl acetate monomer pricing, which followed rising costs for raw materials, especially ethylene, was offset by lower pricing, mainly for methanol in North America. Compared to the first quarter of 2004, chemical pricing rose more than raw material costs.

     Chemical Products had special charges of E3 million in the quarter for severance costs related to a sales and administrative organizational redesign, compared to E2 million of income in the prior year, which related to adjustments to previously recorded restructuring reserves.

     Operating profit decreased to E36 million in the second quarter from E40 million in the same period last year. Higher volumes, the absence of a loss from the European oxo business and a decrease in expense from stock appreciation rights were more than offset by increased raw material costs and a decrease in commission income of a procurement subsidiary.

     Operating profit as a percentage of sales decreased to 5.4% from 5.9% in the same period a year ago.

Page: 20 of 24
Date: August 31, 2004                                         [LOGO] Celanese


     Earnings from continuing operations before tax and minority interests decreased to E36 million in the second quarter from E39 million in the same period last year. This decrease is primarily due to lower operating profit.


Acetate Products
                                                                                   Chg.
in  E  millions                                              Q2 2004    Q2 2003    in %       6M 2004   6M 2003
================================================================================================================
Net sales                                                       144        151       -5          281       284
Operating profit                                                  9          5       80           16         7
Operating margin                                               6.3%       3.3%                  5.7%      2.5%
Special charges                                                  (1)         0     n.m.           (1)        0
Earnings from continuing operations before tax
   and minority interests                                        12          9       33           19        11
Depreciation and amortization                                    11         13      -15           22        25
Capital expenditures                                             11          8       38           18        14
================================================================================================================


     Acetate Products' net sales in the second quarter of 2004 decreased by 5% to E144 million compared to the second quarter of last year as unfavorable currency movements (-5%) and lower volumes (-1%) more than offset higher pricing (+1%).

     Pricing increased due to a favorable geographical mix of sales for tow. Volumes declined as higher tow volumes in North America were more than offset by lower filament volumes, mainly in Mexico, and lower flake volumes.

     Operating profit rose to E9 million compared to E5 million in the same period last year on productivity gains, lower spending and favorable pricing. These benefits more than offset higher raw material and energy costs.

     Operating profit as a percentage of sales increased to 6.3% compared to 3.3% in the same period last year.

      Earnings from continuing operations before tax and minority interests also improved to E12 million from E9 million due to higher operating profit.

Page:21 of 24
Date: August 31, 2004                                          [LOGO] Celanese

Technical Polymers Ticona

                                                      Chg.
in E millions                   Q2 2004    Q2 2003    in %    6M 2004    6M 2003
=================================================================================
Net sales                          182         171       6       364        354
Operating profit                    21          97     -78        46        115
Operating margin                 11.5%       56.7%             12.6%      32.5%
Special charges                      1          88     -99         0         88
Earnings from continuing
 operations before tax
 and minority interests             33         118     -72        70        144
Depreciation and  amortization      13          13       0        26         27
Capital expenditures                16          11      45        31         19
=================================================================================

     Net sales for Ticona increased by 6% to E182 million compared to the second quarter of last year as higher volumes (+14%) more than offset lower selling prices (-5%) as well as unfavorable currency movements (-3%).

     Volumes increased in most business lines, particularly in polyacetal, GUR(R) ultra high molecular weight polyethylene, and Vectra(R) liquid crystal polymers. Polyacetal volumes grew in North America and Europe on stronger sales of specialty grades, such as for medical uses, and higher sales to the automotive markets in both regions. GUR volumes grew in both regions as a result of strong sales in new industrial applications. Volumes for Vectra rose due to new commercial applications, such as household goods, in North America and Europe, and stronger sales to the electrical/electronics industry. Pricing declined due to changes in product mix and ongoing competitive pressure from Asian exports of polyacetal into both regions.

     Special charges decreased to income of E1 million for the second quarter of 2004 from income of E88 million in the same period last year. Special charges primarily reflects insurance recoveries relating to the plumbing cases of E2 million in the second quarter of 2004 compared to E90 million in the same period last year.

     Operating profit decreased to E21 million from E97 million primarily due to higher insurance recoveries in the second quarter of 2003. Operating profit in the second quarter of 2004 benefited from higher volumes, lower average production costs for Vectra, and E5 million less in expense for stock appreciation rights.

     Earnings from continuing operations before tax and minority interests decreased to E33 million compared to E118 million in the same period in 2003. This decrease resulted from significantly lower insurance recoveries and related interest income, partly offset by improved equity earnings from Polyplastics and Fortron Industries due to increased sales volumes.

     Capital expenditures were E16 million for the second quarter 2004 compared to E11 million in the same period last year primarily attributable to spending on a new research and administrative facility in Florence, Kentucky.

Page:22 of 24
Date: August 31, 2004                                          [LOGO] Celanese

Performance Products

                                                         Chg.
in E millions                    Q2 2004     Q2 2003     in %     6M 2004   6M 2003
====================================================================================
Net sales                            38          42       -10          73       80
Operating profit                     12           2      >100          21       13
Operating margin                  31.6%        4.8%                 28.8%    16.3%
Special charges                       0         (10)     -100           0      (10)
Earnings from continuing
 operations before tax and
 minority interests                  11           2      >100          20       13
Depreciation and amortization         1           1         0           2        3
Capital expenditures                  1           1         0           1        1
====================================================================================

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 10% to E38 million due to price declines (-16%), which were partially offset by increased volumes (+6%).

     Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers, an overall price decline in the high intensity sweetener market, and the upcoming expiration of the European and U.S. production patents in 2005. Higher Sunett volumes reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets.

     In sorbates, pricing and volume pressure from Asian producers continued due to worldwide overcapacity. For the remainder of 2004, we expect pricing for sorbates and Sunett to remain stable at second quarter levels.

     Operating profit increased to E12 million compared to E2 million in the same period last year, which included special charges of E10 million related to antitrust actions in the sorbates industry. Second quarter 2004 earnings benefited from strong volumes for Sunett, which offset lower pricing.

     Earnings from continuing operations before tax and minority interests increased to E11 million compared to E2 million in the same period last year primarily due to the higher operating profit.

Page:23 of 24
Date: August 31, 2004                                         [LOGO] Celanese


     Other Activities

     Net sales for Other Activities decreased by E2 million to E8 million in the second quarter of 2004 from the same period last year, primarily due to slightly lower third party sales by the captive insurance companies.

     The operating loss of Other Activities decreased to E24 million in the second quarter of 2004 compared to E35 million for the same period last year. This decrease was primarily due to E8 million less in stock appreciation rights expense. In addition, the operating loss in the second quarter of 2003 included higher expense related to loss reserves by the captive insurance companies compared to that in the second quarter of 2004. These decreases were slightly offset by severance costs.

     In the second quarter of 2004, earnings (loss) from continuing operations before tax and minority interests increased slightly to E25 million from E24 million compared to the same period last year. Lower operating losses were offset primarily by the absence of income of E16 million from the demutualization of an insurance provider in the second quarter of 2003.

     Outlook

     In the third quarter, we are experiencing healthy demand for many of our products and expect that volumes will be stronger than those in the same period last year. Volatile pricing for crude oil, its derivatives and natural gas is expected to impact our raw material and energy costs. We will continue our efforts to raise prices, but expect that elevated costs for hydrocarbons will put pressure on margins. We are also reviewing options to redesign our corporate and business organizations and processes to enhance productivity and the profitability of our businesses.

     The Board of Management
     Kronberg/Ts.
     August 31, 2004

Page:24 of 24
Date: August 31, 2004                                         [LOGO] Celanese


Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the completion of the BCP Crystal tender offer, Celanese's ability to comply with the covenants and other restrictions in Celanese's debt instruments, a failure of which could lead to additional restrictions, costs, or an acceleration of Celanese's indebtedness and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

At the time the offer of cash compensation (Offer) described in this document is made available to Celanese AG shareholders, assuming the U.S. tender offer rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the Offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the Offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the Offer free of charge from BCP and documents filed by Celanese AG in connection with the Offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Celanese AG ordinary shares in the United States:

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated as a result of the domination and profit transfer agreement has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

Investor Relations


   Abbas Kashani-Poor
   Phone:  +49 69 305 4073          Fax:  +49 69 305 15091
   A.Kashani-Poor@Celanese.com

   Andrea Stine
   Phone:  +1 908 522 7784          Fax:  +1 908 522 7583
   A.Stine@Celanese.com

   Dirk Baltzer
   Phone:  +49 69 305 18145         Fax:  +49 69 305 15091
   D.Baltzer@Celanese.com